May 12, 2016
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:    Ms. Kristin Shifflett
Ms. Claire Erlanger
Re:    Live Nation Entertainment, Inc.
Form 10-K for the year ended December 31, 2015
Comment Letter Dated April 28, 2016
File No. 001-32601
Ms. Shifflett and Ms. Erlanger:
Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 28, 2016 with respect to the Company’s Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”). For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s responses.
The Company acknowledges the following:

●	Live Nation is responsible for the adequacy and accuracy of the disclosure in the 2015 Form 10-K;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2015 Form 10-K; and

●	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.
Very truly yours,

Brian J. Capo
Senior Vice President and Chief Accounting Officer
cc:    Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-K for Fiscal Year Ended December 31, 2015

Note 1. The Company and Summary of Significant Accounting Policies

Non-Cash and Stock-based Compensation, page 64

Comment 1. We note your disclosure in Note 1 that you use the simplified method for estimating the expected life within the valuation model because you do not believe historical experience provides a reasonable basis with which to estimate the expected term due to the impact of a number of divestitures after the Separation, the varying vesting terms of awards issued since the Separation and the impact from the type and amount of awards converted pursuant to the Company’s merger with Ticketmaster. In light of the fact that the Separation referred to was over ten years ago and the Ticketmaster acquisition was in 2010, please explain to us why you believe it is appropriate to continue using the simplified method in your valuation of stock options.

Response: The Company anticipates that it will be able to derive its expected life within the valuation model from historical experience in accordance with ASC Topic 718 Compensation – Stock Compensation in the near future. However, while the Company has been publicly traded since the end of 2005, it currently believes that historical experience does not yet provide a reliable foundation with which to estimate future behavior for the following reasons:

•	For periods prior to the merger with Ticketmaster, the Company believes its exercise experience is not reliable for the following reasons:

◦	Options granted during those years had a variety of vesting terms and contractual lives;

◦
After going public at the end of 2005, the Company actively divested non-core lines of business and underwent a number of restructurings that resulted in employee terminations, all of which impacted options granted under the plan;

◦
During the first five years after going public, due to vesting terms and the historical market price of the stock, including the overall volatility of the stock market as a whole during this period, there were only short periods of time experienced when the market price of the Company’s stock exceeded the strike price of vested outstanding awards resulting in an extremely low exercise rate.

•	For the periods since the 2010 merger with Ticketmaster, the Company believes its exercise experience is not yet reliable for the following reasons:

o
After a prolonged period with a depressed stock price, from 2009 through 2012, somewhat driven by the conditions of the stock market as a whole during that time, the Company’s stock price finally rose to levels that began to drive employee exercise behavior in late 2013; however, that only provides for two years of what the Company believes is a more normalized exercise history since that time;

o
As part of the merger with Ticketmaster, the Company exchanged 15.5 million additional options for Ticketmaster options with a wide range of strike prices and in varying stages of being vested (these awards were not plain vanilla options at the time of the merger);

o
In the years after the merger with Ticketmaster, a number of higher level employees left the Company resulting in a pattern of terminations impactful to those periods’ exercise behavior that the Company believes is not representative of the future;

o
The Company has considered industry patterns as discussed in SAB Topic 14.D.2 Question 5, however, there are very few other public companies in the concert promotion and ticket selling industries to look to, and a wide variety of approaches by the larger entertainment industry;

o
The majority of options issued by the Company which have vested are still unexercised, across all grant years, and it is unclear what the exercise behavior will be in the final years leading up to their respective expirations.

The majority of the Company’s options were issued with a ten-year life, so we are just now reaching the expiration of the first awards issued in the Company’s first year of existence which, when predicting exercise behavior related to outstanding options, significantly reduces the effectiveness of the observation of exercise history derived from those options that have reached the end of their contractual term, thereby removing what would be a very important data point for an expected term.
The Company does believe that recent experience is beginning to provide a more reasonable body of data from which the Company can more comfortably predict future behavior and expects to transition away from the simplified method in the next two years.

Note 2. Long-Lived Assets

Investments in Nonconsolidated Affiliates, page 71

Comment 2. We note your disclosure on page 71 that among other investments, for the year ended December 31, 2015, your 60% investment in Vice Nation, LLC was significant on an individual basis. Please explain to us why you believe it is appropriate to account for this investment using the equity method of accounting, considering your 60% ownership in the entity.

Response: The Company formed Vice Nation, LLC (“Vice Nation”) as a start up with its partner in 2014 and qualitatively concluded that the total equity investment at risk is not sufficient to permit the legal entity to finance its operations without additional subordinated financial support provided by its equity owners. As such, the Company is applying the consolidation rules pursuant to ASC 810-10 Variable Interest Entities, and concluded that while it holds a 60% interest in Vice Nation, the Company does not have the power to direct the activities of Vice Nation that most significantly impact its economic performance. Therefore, the Company accounts for its investment in Vice Nation using the equity method of accounting.

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